CREDIT ONE FINANCIAL, INC
                840 W New York Ave., Suite D
                      DeLand, FL 32720
386-943-8446 * Fax 386-736-1061 * Email jbashaw@bellsouth.net




  June 25, 2003


  Securities and Exchange Commission
  Washington, DC


  Reference: Accession Number: 0001201135-03-000004

                   File Number: 1.001-31551

  Subject:     R W (Registration Withdrawal)


  Gentlemen;

  Please withdraw our electronic filing of Form 10-12SB that was filed on June 13, 2003. We are filing this withdrawal at the
Commissions request since the filing incorrectly was made under 12(b) of the Act instead of 12(g).

  Thank you!

  Sincerely,

  /s/ James H. Bashaw
  James H Bashaw, President